

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 27, 2018

Yue (Justin) Zhang
Chief Executive Officer and Chairman
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People's Republic of China

  Re: X Financial
    Amendment No. 1 to
    Draft Registration Statement on Form F-1
    Submitted February 28, 2018
    CIK No. 0001725033

Dear Mr. Zhang:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Considering that you will enhance disclosures in future amendments for full year 2017 financial statements, we will reevaluate your response to several comments, including comments 12, 13, 14, 16, 18, 58 and 67, once your full year 2017 financial statements are included.

2. We note the revisions you have made in relation to Circulars 141 and 57. In particular, we note in the third sentence of the last paragraph on page 21 you state that "[s]ome of our loan products, for example, our Xiaoying Housing Loan, Xiaoying Preferred Loan and our Xiaoying Credit Card Loan's credit card cash advanced product may be deemed to have

characteristics of cash loan under Circular 141," however, you also state in the second full paragraph on page 25 that you "do not believe any of the loan products [you] currently facilitate is explicitly prohibited in accordance with the recently promulgated requirements under Circular 141 and Circular 57." Please expand your Risk Factor disclosure to identify the aggregate amount and percentage of loans you facilitate that would be jeopardized if any of the loan products you identify above are deemed prohibited. Please also briefly describe what if any rectification measures you can or will you take if those products are deemed prohibited.

Business

Loan Performance, page 93

3. Please enhance your delinquency rate by balance disclosures to present delinquency rates by major product consistent with your guarantee liability rollfoward as presented on page F-65.

Delinquency Rate by Balance, page 93

4. We note your response to comment 10 that Xiaoying Card Loans have a higher delinquency compared to your other products due to the features of these loans. Please tell us, and enhance your disclosure, to discuss the features of the Xiaoying Card Loans that contribute to the higher delinquency compared to your other products. Please update your discussion to include recent periods as well.

5. We note your response to comment 59. Please address the following:

   - On page 93 in your delinquency rate by balance discussion, you state that loans that are delinquent for more than 180 days are charged-off and are included in the delinquency rate calculation. Considering also that you only present delinquency rates for 31-90 days and 91-180 days, tell us the relevance of your disclosure that for Xiaoying Card Loan, the credit losses measured by 181-days plus charge-off was nil and for Xiaoying Preferred Loan, the credit losses measured by 181 days plus charge-off was only 0.21%; and

   - Tell us why for Xiaoying Card Loan, the credit losses measured by 181-days plus charge-off was nil considering the steady increase in historical cumulative 91-days plus past due delinquency rates as presented on page 94 and the outstanding related guaranty liability balances as presented on page F-65 which is based in part on expected delinquency rates.

Delinquency Rate by Vintage, page 93

6. Please enhance your delinquency rate by vintage discussion to disclose the impact on your financial statements of delinquency rate trends in the 31- 90 days and 91-180 days past due buckets and the greater historical cumulative 91-day plus past due delinquency rates. Please update your discussion to include recent periods as well.

Liquidity and Capital Resources, page 103

7. We note in your response to comment 16, you state that if additional capital is needed in the future to fund continued operations you may seek to issue equity or debt securities or obtain credit facilities. Please clarify in your Financing Activities discussion why, for the six months ended June 30, 2017, you elected to obtain a shareholder loan instead of issuing equity or debt securities or obtain a credit facility as disclosed in your amendment.

Intermediary Model, page 110

8. We note your response to comment 21 and your updated disclosures on pages 110-111 of the amended registration statement. Please enhance the related disclosures in the notes to the consolidated financial statements starting on page F-18 to reflect this disclosure as well.

Financing Income, page 111

9. We note your response to comment 39. We further note your disclosure that you recognize interest income from loans in consolidated trusts in the "Financing Income" line item and that you also recognize service fees paid by borrowers in the "Financing Income" line item. Please revise to quantify the amount of interest income recognized and the amount of service fees recognized for each period presented.

Online Consumer Finance and Investment Platforms are Filling the Gap, page 119

10. Please refer to comment 24. For greater balance and context, please revise to discuss recent developments in the peer-to-peer lending industry in China, such as recent lending platform failures, over-leveraging and issues related to the industries' fast growth in relation to regulation. We note your revised disclosure in the section headed "Changing Regulatory Environment of Online Consumer Finance Market" on page 125.

Our Borrowers and Loan Products, page 136

11. We note your response to comment 27. We note that you use the classification "prime borrower" consistent with industry standard. Please revise your disclosure to describe what it means to have "sound credit history with credit records with PBOC CRC."

Our Borrowers and Loan Products, page 137

12. We note your response to comment 29 that under the current arrangement with ZhongAn starting from September 2017, you would not provide guarantee services for certain of your products. We also note in your response to bullet 6 of comment 41 in which you state that there are no circumstances in which guarantee services will not be provided. Please reconcile these statements and revise your disclosures as necessary.

13. We note in your response to comment 30 that borrowers are allowed to have more than one loan outstanding at the same time for all products except Xiaoying Preferred Loans. Please enhance your disclosure to discuss the controls you have in place to ensure that loans subsequent to a borrower's initial loan are not used to pay the principal and interest on earlier loans, which could disguise potential loan impairment. Also, please disclose how many loans a borrower is allowed to have, if there is a maximum cumulative loan amount any one borrower can have, if delinquent borrowers are allowed to have additional loans, and your controls over these processes.

Loan Facilitation Services to Other Platforms, page 143

14. We note your response to comment 34 and revisions disclosing the range of deposits each of the financial technology companies you cooperated with was required to pay. Please expand your disclosure to describe how you determine if a deposit is required and how you calculate the amount of the deposit.

Loan Products, page 144

15. We note that if the borrower fails to repay the investor, ZhongAn will compensate the investor for the principal investment amount and accrued interests within two business days from the default date. We also note that if the total amount of the insurance paid by ZhongAn to the insured investors has exceeded the expected maximum payout amount for certain period, ZhongAn will increase the insurance premium charged to borrowers in the next month. Please enhance your disclosure to address the following:

- Clarify, under the terms of your contract with ZhongAn, if you also compensate ZhongAn within two business days from default;

- Define default date; and

- Clarify if the increase in insurance premium charged to borrowers in the next month is for all borrowers or just new borrowers.

Investment Products and Services

Other Products, page 145

16. Please refer to comment 37. We note your revised disclosure that the money market products offered on your platform are under the administration of an independent asset management company. Please expand your disclosure to identify the asset management company and describe the money market funds offered.

Revenue Recognition, page F-15

17. To provide investors with a clearer understanding of the differences in your revenue recognition policies, please revise to disclose your revenue recognition policies in separate sections for your Intermediary Model - Transferred to Non Institutional Investors (True Sales) and your Intermediary Model – Institutional Investors (Consolidated Trusts)).

18. We note your response to comment 41. Please address the following:

- Your disclosures on pages F-15 and F-17 do not reflect that you no longer charge such upfront fees for any products as of the date of your response letter. Please revise your next amendment to reflect that you no longer charge upfront fees for any products as of the date of this response letter, if true. Additionally, please quantify the upfront fees collected and the remaining balance of upfront fees to be collected in the periods presented; and

- Tell us how you have captured the increased credit risk of collecting your service fees over the term of the loan instead of at loan origination.

19. We note your response to comment 42. Please tell us:

- Why you do not believe borrowers are a customer as defined by ASC 606, considering it appears you enter into separate contracts with the borrowers, the borrowers pay consideration and the borrowers receive a benefit from your ordinary activities. Your analysis should distinguish the key considerations for each economic model (i.e., Direct Model, Intermediary Model - Transferred to Non Institutional Investors (True Sales), and Intermediary Model – Institutional Investors (Consolidated Trusts));

- How you concluded that borrowers were not a customer under the Intermediary Model considering you initially provide credit to borrowers using your own funds;

- How the fact that the loan and payable to investors are on balance-sheet under the Intermediary Model – Institutional Investors (Consolidated Trusts) impacted your analysis; and

- What consideration is provided by your investors considering the definition of a customer in ASC 606.

Direct Model, page F-16

20. We note your statement in comments 41 and 47 that there is an unconditional right to consideration for post-origination services upon entry into the contract. Please tell us in greater detail why you do not recognize a contract asset, or receivable, if only the passage of time is required before payment of that consideration is due, and record a corresponding contract liability related to your post-origination services performance obligation considering

the guidance in ASC 606-10-45-2 and -4. In addition, please describe to us the contractual term that gives rise to the unconditional right to consideration and whether the unconditional right to consideration is from the investor or the borrower.

21. We note your statement in comment 42 and your disclosure on page 109 that that post-origination services for loans facilitated under the Direct Model are within the scope of ASC 860. Please tell us in detail how you determine if you should recognize a servicing asset or servicing liability.

22. We note your disclosure that revenues from post-origination services under the Direct Model are recognized over the term of the underlying loans as the services are provided to the investors. Please revise to clarify if you recognize the fees over the term using the straight-line method. If you do not, please disclose the method and tell us why this method better matches the timing of satisfying the performance obligation.

23. We note your response to comment 48. Please revise to provide additional information regarding the timing of collecting service fees from borrowers. For example, consider clarifying whether the service fees are collected in equal payments over the term of the contract or whether higher payments are made during the beginning of the term.

Intermediary Model, page F-17

24. We note in your response to comment 63 that loan principal and interest collected for loans held in consolidated trusts from monthly installments are reinvested into new loans upon collection and that distribution to investors is made by the trusts at the end of the term of the trust. Please enhance your disclosures to clarify the terms between the trust and investors, including the fact that principal and interest collected from monthly installments are reinvested into new loans.

25. We note your response to comment 68. Please enhance your disclosure to clarify that loans held by the consolidated trusts primarily consist of Xiaoying Housing Loans considering their specific credit risk.

Guarantee Liabilities, page F-21

26. We note your response to comment 51. We note that the guaranty liability recorded at loan inception is estimated based on the Group's expected payouts and also incorporates a markup margin and that expected payouts are estimated based on expected delinquency rates and collection rates for each product type, taking into consideration historical loss experiences. Please address the following:

- Clarify if expected payouts factor in missed payments paid by ZhongAn within two business days from payment due date;

- Clarify how you factor in increased insurance premiums charged to borrowers when actual payouts and collection rates exceed original estimates; and

- Clarify how you consider the impact of changes in product mix in your historical loss experiences.

Note 3. Fair value of assets and liabilities, page F-30

27. Based on your election of the fair value option for the loan assets and liabilities of the consolidated trusts, please provide the required disclosure of ASC 825-10-50 –28(d) Fair Value Option.

28. Considering that obligations to investors of loans held in a consolidated trust are based on the original contribution and you have elected the fair value option for these loans, clarify how you account for the difference between the carrying value and your obligation to distribute the original principal contribution.

Disaggregation of revenues, page F-58

29. It appears that Xiaoying Card Loan, Xiaoying Preferred Loan and Xiaoying Housing Loan products' net guarantee liability payout ratios varied for the six months ended June 30, 2017, and that you present loan information by each of these three products as "key operating data" in your discussion of your business. Please tell us how you considered disaggregating the related revenues for each of these products in your disaggregated revenues disclosure pursuant to ASC 606-10-50-45.

Guarantee liabilities, page F-65

30. We note your response to comment 66. Based on your guarantee liability rollforwards on pages F-35 and F-65, please address the following:

- Tell us why your Xiaoying Housing loan guaranty liability reflects a debit balance of RMB 13,798,287 and why you did not recognized an additional provision for this amount as of December 31, 2016. Please also address if any of the provision recognized for the six months ending June 30, 2017 relates to guarantee liabilities incurred as of December 31, 2016;

- Define net payouts. For example, clarify if payouts include missed payments after two business days from default or just principal and interest ultimately deemed uncollectible;

- Tell us how you have satisfied the requirements of ASC 460-10-50-4 to disclose the current status of the payment/performance risk of the guarantee since net payouts is a resulting measure of the payment/performance risk;

- Tell us how the provision at inception of new loans of RMB 370,524,887 correlates to RMB 16,617 million in new loans for the six month ending June 30, 2017;

- Disclose the approximate term of the guarantee, including the remaining term for the guarantee liability outstanding as of the end of the respective periods;

- Considering that the maximum term of your loans is twelve months and your guarantee liability recorded at loan inception is estimated based on your expected payouts and incorporating a markup margin, tell us and enhance your disclosure, why your net payouts for the six months ending are only RMB 100,530,317 considering your provision of RMB 370,524,887;

- Tell us how you calculate the guarantee liability released upon expiration;

- So that we can better understand your accounting, please provide us with a quarterly rollward of the guaranty liability for each of the six months in 2017; and

- Tell us how the amount released on expiration of RMB 3,525,985 correlates to provision at inception of new loans of RMB 370,524,887 for the six months ending June 30, 2017 compared to the amount released on expiration of RMB 2,730,677 and provision at inception of new loans of RMB 110,179,961 for the year ended December 31, 2016 and your estimate of what you expect to release on expiration for the guaranty liability as of December 31, 2017.

You may contact Michelle Miller at (202) 551-3368 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Li He, Esq.